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Exhibit 12.1

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Earnings:
Income (loss) before cumulative effect of a change in accounting principle	34,840	(30,526)	(51,959)	(58,102)	(44,644)	25,528	17,799
Income tax expense (benefit)	40,190	16,830	5,622	(12,422)	(15,422)	31,717	12,969
Interest expense	149,820	193,965	232,336	230,033	231,245	175,595	160,042
Early repurchase of debt	1,314	18,826	—	13,756	29,895	29,895	27,592
Equity in loss (income) of partnerships	(24,054)	(26,180)	(11,833)	(21,512)	(15,664)	(16,776)	(10,759)
Distributions received from equity investees	19,931	17,656	33,531	26,973	26,679	12,294	10,859
Minority interest in earnings	960	100	—	—	—	—	—
1/3 of rental expense	2,639	3,500	3,091	3,817	4,139	3,000	3,100

Adjusted earnings (loss)	225,640	194,271	210,788	182,543	216,228	261,253	221,602

Fixed Charges
Interest expense	149,820	193,965	232,336	230,033	231,245	175,595	160,042
1/3 of rental expense	2,639	3,500	3,091	3,817	4,139	3,000	3,100

Total fixed charges	152,459	197,465	235,427	233,850	235,384	178,595	163,142

Ratio of earnings to fixed charges	1.5	1.0	0.9	0.8	0.9	1.5	1.4
Deficiency		3,194	24,639	51,307	19,156

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Six Flags, Inc.